Exhibit 99.1

Tantech Holdings Ltd. Announces Interim Six Month Financial Results For 2016

LISHUI, China, Dec. 22, 2016 /PRNewswire/-- Tantech Holdings Ltd. (NASDAQ:TANH), ("Tantech" or the "Company"), a leading manufacturer of bamboo-based charcoal products, today announced its financial results for the six months ended June 30, 2016.

Six-Month 2016 Financial Highlights

	For the Six Months Ended June 30,
($ millions, expect per share data)	2016	2015	% Change
Revenues	$22.8	$30.4	-25%
Consumer product	$18.7	$21.1	-11.4%
Trading	$0.2	$3.3	-93.3%
Energy	$3.8	$6.0	-36.7%
Gross profit	$6.0	$9.8	-38.8%
Gross margin	26.3%	32.1%	-18.7%
Operating margin	10.8%	18.8%	-42.6%
Net income attributable to stockholders	$1.5	$4.9	-69.4%
Basic/ Diluted earnings per share	$0.07	$0.23	-69.6%

•	Total revenues decreased by 25% to $22.8 million with impact on strong dollar appreciation against Chinese yuan (20% total revenue decline in terms of RMB) and significant decline for trading and energy segments, partially by decrease in sale for trading charcoal related products

•	Revenues for energy segment decreased by 36.7% to $3.8 million, or 16.7% of total revenues, on weak EDLC carbon demand.

•	Gross profit decreased by 38.8% to $6.0 million and gross margin decreased by 18.7 percentage points to 26.3%.

•	Net income attributable to stockholders decreased by 69.4% to $1.5 million, or $0.07 per share, compared to $4.9 million, or $0.23 per share for the same period of last year.

"Although the overall revenue declined, our traditional core businesses, in particular the sales of household products, still recorded strong growth. The Company maintained stable operations in the first half of this year. During the reporting period we reached an agreement to acquire Suzhou E-Motors Co. Ltd. Currently we are in the midst of transformation, and have taken a series of measures to lay a solid ground for future development," said Mr. Wang Zhengyu, Chairman and Chief Executive Officer of Tantech.

"First, we have gradually increased the share of wholesalers in our distribution network while reducing the share of supermarkets to improve our bargaining power. Before, the company mainly sold its products through supermarkets, and the high reliance on supermarkets undermined our bargaining power. Second, China has shut down a large number of small manufacturers of charcoal kilns in recent years amid its fight against air pollution. The massive closure has had a negative impact on our upstream suppliers. To fend off the impact, the company has been exploring a variety of ways to ensure the supply of raw materials. Finally,the company is working closely with Suzhou E –Motors towards completion of the transaction. However, the delay in ownership transfer has slowed our acquisition of Suzhou E –Motors."

Looking ahead, Mr. Wang said: "In the future, the company will continue to reduce the share of supermarkets in our distribution network and increase the share of wholesalers. In particular, we will ramp up marketing efforts in third- and fourth-tier small Chinese cities. Meanwhile, we will quicken the buildup of E-commerce platform to improve the company’s brand image. Just weeks ago the company released upgraded bamboo charcoal bedding articles, which have stronger absorption capacities compared to the predecessors. In the future we will keep spending on research to develop more high-value added products. In addition, we will seek opportunities to cooperate with other consumer product manufacturers, and may acquire some of them to expand our business."

Mr. Jing Jin, Chief Financial Officer of Tantech, added: “In the first half of this year, intensifying competition between traditional supermarkets and E-commerce platforms like Taobao.com and 360buy.com drove down the company’s gross margin and slowed cash inflow. However, in the second half, a traditional high season for consumer products, we expect our cash inflow and financial performance to improve by the end of 2016."

Six-Month 2016 Financial Results

Revenues

Total revenues decreased by $7.6 million, or 25%, to $22.8 million for the six months ended June 30, 2016 from $30.4 million for the same period of last year. The decrease was primarily attributable to the decreased sales from our trading segment and energy segment and partially a few specific types of products will discuss in below.

	For the Six Months Ended June 30,
	2016			2015
	Revenues ($'000)	Gross Profit ($'000)	Gross Margin (%)	Revenues ($'000)	Gross Profit ($'000)	Gross Margin (%)
Consumer product	18,748	5,507	29.4%	21,121	8,060	38.2%
Trading	221	42	19.1%	3,290	52	1.6%
Energy	3,820	450	11.8%	5,984	1,657	27.7%
Total	22,789	5,999	26.3%	30,395	9,769	32.1%

Revenues for consumer product segment decreased by $2.4 million, or 11.4%, to $18.7 million for the six months ended June 30, 2016 from $21.1 million for the same period of last year. The decrease was primarily attributable to decreased sales for our quick burning charcoal products. There was no sale on quick burning charcoal product in the first half of 2016 compared to $5.3 million for the same period of last year, due to closedown of one major supplier for local environmental control. However, it showed 25.8% of increasing sale on household products. We sold approximately 2.5 million pieces of air purification products and 3.7 million pieces of deodorization products for the six months ended June 30, 2016, compared to approximately 1.6 million and 3.2 million pieces, respectively, for the same period of last year. The average selling prices of air purification and deodorization products decreased by 8.2% and 2.5%, respectively for the six months ended June 30, 2016 compared to the same period of last year.

Revenues for trading segment decreased by $3.1 million, or 93.3%, to $0.22 million for the six months ended June 30, 2016 from $3.3 million for the same period of last year.  This decrease was attributable to company sale strategy change to drop off in trading sales for third party produced charcoal products which does not generate profits. Therefore, the gross margin in trading segment increased sharply from 1.6% to 19.1% for the six months ended June 30, 2016.

Revenues for energy segment decreased by $2.2 million, or 36.7%, to $3.8 million for the six months ended June 30, 2016 from $6.0 million for the same period of last year. The decrease was primarily attributable to decreased sales of EDLC carbon in the six months ended June 30, 2016. We sold 127 tons of EDLC carbon for the six months ended June 30, 2016, compared to 175 tons for the same period of last year. The average selling price of EDLC carbon decreased by 18.4% to $26,551 per ton for the six months ended June 30, 2016 from $32,535 per ton for the same period of last year.

Cost of revenues

Total cost of revenues decreased by $3.8 million, or 18.6%, to $16.8 million for the six months ended June 30, 2016 from $20.6 million for the same period of last year.  As a percentage of revenues, the cost of revenue increased by 5.8 percentage points to 73.6% for the six months ended June 30, 2016 from 67.9% for the same period of last year.

Gross profit

Total gross profit decreased by $3.8 million, or 38.8%, to $6.0 million for the six months ended June 30, 2016 from $9.8 million for the same period of last year. Gross margin was 26.3% for the six months ended June 30, 2016, compared to 32.1% for the same period of last year. On segment basis, gross margins for consumer product, trading, and energy were 29.4%, 19.1%, and 11.8%, respectively, for the six months ended June 30, 2016, compared to 38.2%, 1.6%, and 27.7%, respectively, for the same period of last year.

Operating expenses

Selling expenses decreased by $0.05 million, or 11%, to $0.39 million for the six months ended June 30, 2016 from $0.44 million for the same period of last year.  As a percentage of revenues, selling expenses increased to 1.7% of revenues for the six months ended June 30, 2016, as compared to 1.4% for the same period of last year. The increase was primarily attributable to higher shipping expenses for the six months ended June 30, 2016 as compared to the same period of last year.

General and administrative expenses decreased by $0.03 million, or 1.2%, to $2.9 million for the six months ended June 30, 2016 from $2.9 million for the same period of last year.

Research and development expenses decreased by $0.4 million, or 61.3%, to $0.3 million for the six months ended June 30, 2016 from $0.7 million for the same period of last year. The decrease was attributable to the completion of R&D project in late 2015.

Total operating expenses decreased by $0.5 million, or 12.7%, to $3.5 million for the six months ended June 30, 2016 from $4.1 million for the same period of last year mainly due to decrease in R&D expenses.

Operating income

Operating income decreased by $3.3 million, or 57.0%, to $2.5 million for the six months ended June 30, 2016 from $5.7 million for the same period of last year. Operating margin was 10.8% for the six months ended June 30, 2016, compared to 18.8% for the same period of last year.

Other income and expenses

Total other (expense) was ($0.1 million) for the six months ended June 30, 2016, compared to total other income $0.6 million for the same period of last year. The Company paid interest expense of $0.33 million while received interest income, government subsidy income, and other income of $450, $1,530, and $0.2 million, respectively, for the six months ended June 30, 2016. As a comparison, the Company paid interest expense of $0.2 million while received interest income, government subsidy income, and other income of $63,873, $0.3 million, and $0.4 million, respectively, for the same period of last year.

Income before income taxes

Our income before income taxes decreased by $4.0 million, or 62.5%, to $2.4 million for the six months ended June 30, 2016 from $6.3 million for the same period of last year. The decrease was primarily attributable to a decrease sale volume in a few types of products, and higher cost of revenue in represent lower gross profit for the six months ended June 30, 2016 as compared to the same period of last year.

Provision for income taxes

Our provision for income taxes was approximately $0.7 million for the six months ended June 30, 2016, a decrease of $0.4 million, or 38.6%, from $1.1 million for the same period of last year.

Net income

Net income decreased by $3.5 million, or 67.9%, to $1.7 million for the six months ended June 30, 2016 from $5.2 million for the same period of last year. After deduction for non-controlling interest, net income attributable to common stockholders was $1.5 million, or $0.07 per basic/ diluted share, for the six months ended June 30, 2016, compared to $4.9 million, or $0.23 per basic/ diluted share, for the same period of last year.

Balance Sheet and Cash Flow

As of June 30, 2016, the Company had cash and cash equivalents of $4.7 million, working capital of $48.0 million and stockholders' equity of $77.4 million, compared to $6.3 million, $49.7 million, and $69.6 million, respectively, at the end of 2015. Net cash used in by operating activities was $8.9 million for the six months ended June 30, 2016, compared to $3.0 million net cash provided for the same period of last year. Net cash usedby investing activities was $1.8 million for the six months ended June 30, 2016, compared to net cash provided by investing activities of $0.9 million for the same period of last year. Net cash provided by financing activities was $9.0 million for the six months ended June 30, 2016, compared to net cash provided by financing activities of $5.6 million for the same period of last year.

Recent Update

On December 8, 2016, the company announced it has successfully developed the new generation of infrared bamboo charcoal bedding articles, which feature excellent absorption, infrared and self-warming properties.

On November 21, 2016, Mr. Zhengyu Wang, the Company's Chairman and Chief Executive Officer attended the 2016 China Concepts Stock Renaissance Forum in Beijing and delivered a speech about how to bring back stock value and restore investor confidence.

On November 10, 2016, the company announced that the Ministry of Industry and Information Technology of the People's Republic of China (MIIT) has included its three electric vehicle models in the "Announcement of Road Motor Vehicle Manufacturing Enterprises and Products" (No.284 and No. 285 New Product Catalog Announcement). The three vehicles are produced by the company's subsidiary Suzhou E- Motors Co., Ltd.

On June 24, 2016, the company announced that, through its wholly-owned subsidiary in China, Lishui Tantech Energy Tech Co., Ltd. ("Lishui Tantech"), it has entered into an equity purchase agreement with the holders of the remaining 5% interest of Zhejiang Tantech Bamboo Technology Co., Ltd., ("Bamboo Tech"), a China subsidiary of Lishui Tantech, to purchase the 5% interest of Bamboo Tech for 1,018,935 shares of the Company's common stock.

On May 2, 2016, the company announced it has entered into a definite purchase agreement to acquire Suzhou E Motors Co., Ltd. ("Suzhou E Motors"), a specialty electric vehicles and power batteries manufacturer based in Zhangjiazhang City, Jiangsu Province.

On April 18,2016, Mr. Zhengyu Wang, Chairman and Chief Executive Officer of the Company, was elected as vice chair of The New Energy Vehicle Alliance of Zhejiang Province, a self-regulatory organization comprised of representatives from leading automakers, components and parts suppliers, governmental agencies, research institutes, and advocacy groups in the new energy vehicle value chain in Zhejiang Province. On March 7, 2016, the company announced that it has completed a $7,957,100 private placement of its common stock to various purchasers.

On January 27, 2016, the company announced it has entered into a framework agreement to acquire Suzhou E Motors Co., Ltd. ("Suzhou E Motors"), a specialty electric vehicles ("EVs") manufacturer based in Zhangjiagang City, Jiangsu Province.

About Tantech Holdings Ltd.

Established in 2001 and headquartered in Lishui City, Zhejiang Province, China, Tantech Holdings Ltd., together with its subsidiaries, develops and manufactures bamboo-based charcoal products in China and internationally. It operates through three segments: Consumer Products, Trading, and Biofuel Energy. The company produces pressed and formed charcoal briquettes for use in grills, incense burners, and other applications under the Algold brand. It also offers Charcoal Doctor branded products, such as air purifiers and humidifiers, automotive accessories for air purification, underfloor humidity control, pillows and mattresses, wardrobe deodorizers, mouse pads and wrist mats, refrigerator deodorants, charcoal toilet cleaner disks, liquid charcoal cleaners, shoe insoles, and decorative charcoal gifts. In addition, the Company provides liquid byproduct consists of bamboo vinegar that is used in disinfectants, detergents, lotions, specialized soaps, toilet cleaners, and fertilizers, as well as in various agricultural applications. Further, it engages in providing bamboo carbon for use in EDLCs; the production of electric double-layer capacitor carbon products; and the industrial purchase and sale of rubber. The Company provides its products for industrial energy applications, as well as household cooking, heating, purification, agricultural, and cleaning uses. The company also exports its bamboo vinegar, bamboo charcoal purification, and EDLC carbon products. For more information about Tantech Holdings Ltd., please visit:

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information please contact:

Tantech Holdings Ltd.
Ms. Ye Ren
IR Manager
+86-578-261-2869
ir@tantech.cn

Tantech Holdings Ltd and Subsidiaries

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30,	December 31,
	2016	2015
Assets
Current Assets
Cash and cash equivalents	$4,689,811	$6,273,389
Restricted cash	343,149	-
Accounts receivable, net	36,322,817	40,484,871
Inventories, net	814,779	1,097,048
Advances to suppliers, net	20,373,500	15,597,108
Prepaid value-added taxes	295,124	110,173
Other receivables , net	416,173	120,661
Total current assets	63,255,353	63,683,250

Property, plant and equipment, net	10,305,378	11,118,635

Other Assets
Advances to suppliers-long-term	9,030,240	-
Intangible assets, net	1,961,382	2,102,507
Deposits for asset acquisition	903,024	2,465,600
Deposit for business acquisition	10,776,086	7,705,000
Total Assets	$96,231,463	$87,074,992

Liabilities and Equity
Current Liabilities
Short-term bank loans	$8,503,476	$8,444,680
Bankers acceptance notes payable	301,008	-
Accounts payable	2,615,963	3,072,368
Customer deposits	1,366,165	606,029
Taxes payable	767,982	804,270
Due to third parties	885,265	-
Accrued liabilities and other payables	857,852	1,058,160
Total current liabilities	15,297,711	13,985,507

Equity
Common stock, $0.001 par value, 50,000,000 shares authorized,
25,793,000 and 21,600,000 shares issued; 23,293,000 and 21,600,000
shares outstanding at June 30, 2016 and December 31, 2015, respectively	23,293	21,600
Additional paid-in capital	23,090,159	15,134,752
Statutory reserves	6,401,235	6,401,235
Retained earnings	49,883,616	48,350,456
Accumulated other comprehensive loss	(1,964,313)	(262,900)
Total Stockholders' Equity	77,433,990	69,645,143
Noncontrolling interest	3,499,762	3,444,342
Total Equity	80,933,752	73,089,485
Total Liabilities and Equity	$96,231,463	$87,074,992

Tantech Holdings Ltd and Subsidiaries

 Condensed Consolidated Statements of Income and Comprehensive Income (Loss)

(Unaudited)

	For the Six Months Ended June 30,
	2016	2015

Revenues	$22,788,505	$30,394,676

Cost of revenues	16,788,797	20,625,926

Gross Profit	5,999,708	9,768,750

Operating expenses
Selling expenses	386,147	436,165
General and administrative expenses	2,888,738	2,922,845
Research and development expenses	272,563	705,048
Total operating expenses	3,547,448	4,064,058

Income from operations	2,452,260	5,704,692

Other income (expenses)
Interest income	450	63,873
Interest expense	(329,867)	(159,865)
Government subsidy income	1,530	326,600
Other income, net	242,182	383,466
Total other income (expenses)	(85,705)	614,074

Income before income taxes	2,366,555	6,318,766

Provision for income taxes	706,341	1,149,975

Net income	1,660,214	5,168,791

Less: Net income attributable to the noncontrolling interest	127,054	288,767

Net income attributable to common stockholders	$1,533,160	$4,880,024

Net income	1,660,214	5,168,791
Other comprehensive income:
Foreign currency translation gains (losses)	(1,773,047)	396,708

Comprehensive income (loss)	(112,833)	5,565,499

Less: Comprehensive loss attributable to noncontrolling interest	(55,420)	(308,628)

Comprehensive income (loss) attributable to common stockholders	$(168,253)	$5,256,871

Earnings Per share -Basic and Diluted	$0.07	$0.23

Weighted Average Shares Outstanding - Basic and diluted	22,725,566	21,074,033

Tantech Holdings Ltd and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended
	June 30,
	2016	2015
Cash flows from operating activities
Net income	$1,660,214	$5,168,791
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Changes in allowances - accounts receivable	239,337	963,477
Changes in allowances - advance to suppliers	871,842	-
Depreciation expense	566,510	550,828
Deferred income tax provision	-	3,742
Amortization of intangible asset	93,587	100,169
Loss from disposal of property, plant and equipment	-	32,188
Changes in operating assets and liabilities:
Accounts receivable	3,031,275	121,113
Advances to suppliers	(15,277,167)	(1,207,431)
Inventory	260,920	(927,786)
Other receivables	(301,838)	(394,344)
Accounts payable	(391,083)	(1,272,550)
Customer deposits	787,103	174,199
Taxes payable	(208,438)	(632,984)
Accrued liabilities and other payables	(278,143)	322,224
Net cash provided by (used in) operating activities	(8,945,881)	3,001,636

Cash flows from investing activities
Additions to property, plant and equipment	(3,539)	(71,552)
Deposit for asset acquisitons	1,529,970	927,054
Deposit for business acquisiton	(3,304,735)	-
Net cash provided (used in) by investing activities	(1,778,304)	855,502

Cash flows from financing activities
Changes in restricted cash	(348,833)	2,449,500
Borrowings from third party	899,928	-
Borrowings from Bankers acceptance notes payable	3,365,934	2,286,200
Repayments of Bankers acceptance notes payable	(3,059,940)	(7,185,200)
Borrowings from bank loans	5,584,391	4,539,740
Repayments of bank loans	(5,324,296)	(2,122,900)
Net proceeds from stock issuance	7,957,100	5,661,522
Net cash provided by financing activities	9,074,284	5,628,862
		-
Effect of exchange rate changes on cash and cash equivalents	66,323	89,708

Net increase (decrease) in cash and cash equivalents	(1,583,578)	9,575,708

Cash and cash equivalents, beginning of period	6,273,389	415,275

Cash and cash equivalents, end of period	$4,689,811	$9,990,983

Supplemental disclosure information:
Income taxes paid	$707,628	$1,814,914
Interest paid	$265,830	$156,493